BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 3rd Quarter Results – Achieves 148% increase in earnings, 64% increase in cash flow

CALGARY, ALBERTA, (November 6, 2002) - BlackRock Ventures Inc. (TSX:BVI) announced today its financial and operating results for the third quarter of 2002 and for the first nine months of the year.

Highlights of activities during the three months ended September 30, 2002 were:

- Successful test of the Northern Block at Seal. Horizontal well planned for this winter
- Completed $13 million equity offering of 5 million shares. The Company now has in excess of $33 million in working capital available to pursue development at Seal
- Third quarter cash flow of $4.1 million or $0.06 per share, 64% higher th
- Earnings of $1.6 million or $0.02 per share, 148% higher than the third qu
- Oil production of 3,557 barrels per day, 9% greater than last year

John Festival, president of BlackRock, commenting on current activities indicated that "strong oil prices and continuing narrow heavy oil price differentials contributed to significant increases in cash flow and earnings for BlackRock. We are preparing to start development of our large Seal heavy oil project and are looking forward to testing three additional acreage blocks at Seal to help us determine the overall potential of the area".

HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2002	2001	2002	2001
Financial (in $000's, except per share amounts)				
Revenue (1)	$ 7,870	$ 5,062	$ 19,076	$ 12,027
Cash flow	$ 4,125	$ 2,513	$ 9,522	$ 5,249
Per share	$ 0.06	$ 0.05	$ 0.15	$ 0.10
Net Earnings	$ 1,639	$ 661	$ 3,235	$ 846
Per share	$ 0.02	$ 0.01	$ 0.05	$ 0.02
Capital expenditures	$ 2,052	$ 3,907	$ 7,746	$ 7,718
Working capital	$ 33,125	$ 2,059	$ 33,125	$ 2,059
Common shares outstanding (000's)	72,157	54,089	72,157	54,089

Operating								
Sales (boe/day)								
Conventional properties		3,059		2,697		2,932		2,690
Hilda Lake		498		558		501		514
		3,557		3,255		3,433		3,204
Average prices ($/bbl)								
Conventional properties	$	27.97	$	20.40	$	23.83	$	16.38
Hilda Lake	$	24.93	$	19.60	$	20.98	$	16.30

(1) the net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

Although no new drilling was undertaken at Seal during the third quarter, we have been active preparing for the development of this project.

We expect to receive regulatory approval for our down-spacing application during the fourth quarter, which will allow us to begin development of the Central Block at Seal. We anticipate starting development drilling in December or early January with twelve horizontal wells planned for the Central Block by the end of the first quarter of 2003.

In September, we announced that we had completed a successful test on the Northern Block of lands at Seal. Oil samples obtained from a stratigraphic test well indicate that the oil is mobile and is lighter than the oil discovered on the Central and Eastern Blocks and is suitable for exploitation using primary heavy oil production methods. BlackRock plans to drill a horizontal well this winter to confirm commercial viability. A successful horizontal well test on the Northern Block will be followed by further delineation drilling to determine the size of the oil pool. BlackRock has working interests ranging from 50 to 100% on the Northern Block lands.

BlackRock has been working on improving infrastructure in the Seal area, with the most significant item being the feasibility of installing a pipeline to move the crude to markets. Currently, we are trucking all of our crude to third party facilities. Due to the necessary regulatory approvals, partner consultations and engineering design work required, we have determined that it is unlikely that the pipeline can be built this winter. We are now looking to have the pipeline and associated facilities constructed next fall and winter, and are targeting a spring 2004 start-up of the pipeline. As an interim measure, we are evaluating different trucking alternatives to enhance our netback prices.

In addition to the development activities taking place at Seal this winter, BlackRock has three additional blocks of land which will be tested in the first quarter of 2003. Each of these blocks has the potential to be similar in size to our existing discoveries.

Average production from the Seal area was 786 barrels of oil per day (net to BlackRock) during the third quarter of 2002 compared with 259 barrels of oil per day in 2001. Production from the Seal area was down in the third quarter compared to the second quarter of 2002 due to the field being shut-in at various times as a result of heavy rains in the area. This curtailment continued for much of the month of October.

Hilda Lake SAGD Pilot
At Hilda Lake, the commercial development application filed with the EUB last year is progressing and we anticipate approval of the project in the first half of 2003. BlackRock does not expect to incur significant additional capital expenditures on the project until commercial approval is received and development begins. The Hilda Lake commercial project is expected to recover over 190 million barrels of heavy oil over a 25 year project life. BlackRock owns 100% of the project.

The pilot produces 450 – 500 barrels of oil per day however; rates are restricted due to limited steam generation capacity for the pilot. BlackRock has been using gas produced from the lease as fuel gas to operate the steam generators. These wells are nearly depleted and we expect to be purchasing gas early next year, which will increase the operating costs of the pilot.

Lloydminster
At Lloydminster, BlackRock drilled four wells (3.5 net) in the area during the third quarter. All of the wells were cased as heavy oil wells. We are planning to drill six additional wells in the area during the fourth quarter, three of which are testing new prospects.

Production at Lloydminster was 2,273 barrels of oil per day in the third quarter of 2002. This was up slightly from the second quarter, but down 7% from 2,438 barrels of oil per day for the third quarter in 2001. The drop in production is due to reduced drilling activity and natural production declines from existing fields.

Production
Oil production for the three months ended September 30, 2002 was 3,557 barrels per day, compared with 3,255 barrels per day for the same period in 2001. Third quarter production was flat with second quarter production, due to limited drilling in the third quarter.

Average Daily Production	2001				**2002**			
	Q1	Q2	Q3	YTD	**Q1**	**Q2**	**Q3**	**YTD**
(bbls/d)								
Seal	109	2	259	124	**709**	**908**	**786**	**801**
Lloydminster	2,677	2,586	2,438	2,566	**1,950**	**2,166**	**2,273**	**2,131**
	2,786	2,588	2,697	2,690	**2,659**	**3,074**	**3,059**	**2,932**
Hilda Lake	455	527	558	514	**548**	**458**	**498**	**501**
	3,241	3,115	3,255	3,204	**3,207**	**3,532**	**3,557**	**3,433**

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the nine months ended September 30, 2002 and the audited financial statements and MD&A for the year ended December 31, 2001.

Continuation of OPEC supply quotas, lower US crude oil inventories, start-up of a damaged heavy oil refinery in the US and the potential for war in the Middle East were all contributing factors to strengthening crude oil prices in the third quarter of 2002. Crude oil prices (WTI) averaged US$28.27 per barrel in the third quarter,

an increase of 18% from the average for the first two quarters of the year, and a 7% increase from crude oil prices for the third quarter of 2001.

Usually demand for heavy oil is higher in the summer months and, as a result, heavy oil prices remained strong during the third quarter. For the three months ended September 30, 2002, the Bow River heavy oil differential averaged US$5.38 per barrel, which was comparable to the first two quarters of the year. The Bow River heavy oil price is averaging 81% of the WTI price, which is slightly higher than the five year average of 74%. Differentials are expected to widen in the fourth quarter due to lower seasonal demand. In addition, the strong heavy oil prices in 2002 has resulted in additional heavy oil production coming onto the market which is anticipated to have a dampening effect on heavy oil prices over the next several months.

Year to date, WTI crude prices have averaged US$25.39 (2001 – US$27.72) and the heavy oil differential was US$5.34 (2001 – US$9.92).

	2002				2001
(US$/bbl)	Q1	Q2	Q3	YTD	YTD
Crude Oil Price (WTI)	$21.64	$26.25	$28.27	25.39	27.72
Bow River Heavy Differential	$5.17	$5.41	$5.38	$5.34	$9.92
Bow River price as a % of WTI	76	79	81	79	64

Results of Operations

Gross revenues for the three months ended September 30, 2002 increased 55% to $7.9 million from $5.1 million for the same period in 2001. The increased revenue was due to a 37% increase in wellhead prices received during the quarter and a 13% increase in crude oil production volumes. BlackRock's wellhead price averaged $27.97 per barrel in the third quarter of 2002 compared to $20.40 for the third quarter of 2001. BlackRock has not hedged the price of any of its production in 2002. Crude oil production from BlackRock's conventional heavy oil properties was 3,059 barrels of oil per day for the three months ended September 30, 2002 compared with 2,697 barrels of oil per day for the same period in 2001. The increase in production from last year is due to drilling activity at Seal during the first three months of the year. Due to limited drilling activity, production in the third quarter was similar to the second quarter of the year.

Royalties paid in the third quarter of 2002 increased to $1.3 million, or 16% of revenues, from $0.8 million in 2001, due to higher production revenues. The government of Saskatchewan recently introduced new royalty regulations, which are intended to reduce royalties for wells drilled in the province after October 1, 2002. Our initial assessment of the new royalty terms is that it will not have a material effect on our planned expenditure program in Saskatchewan.

Operating costs increased to $2.0 million in the third quarter of 2002 from $1.3 million in 2001, due principally to higher production levels. On a per barrel basis, operating costs were $7.23 for the three months ended September 30, 2002 compared with $5.23 in 2001. For the first nine months of 2002, operating costs were $6.23 per barrel compared to $5.42 for 2001.The higher per barrel costs in 2002 are a result of increased expenditures on our Saskatchewan fields for items such as water disposal, sand disposal and equipment repairs and maintenance, which typically increase as the fields mature.

	Three months ended September 30,		Nine months ended September 30,	
	2002	2001	2002	2001
Netbacks ($/boe)				
Revenue	27.97	20.93	23.83	18.22
Hedging loss	-	(0.53)	-	(1.84)
	27.97	20.40	23.83	16.38
Royalties	4.49	3.21	3.98	2.03
Operating costs	7.23	5.23	6.23	5.42
Field netback	16.25	11.96	13.62	8.93

General and administrative costs were $0.3 million for the three months ended September 30, 2002 and 2001. For the first nine months of 2002 and 2001, general and administrative costs were $1.0 million. On a per barrel basis, costs were $1.31 in 2002 compared to $1.39 in 2001.

Current tax expense was $0.6 million for the first three quarters of 2002. This is comprised of $80,000 of federal Large Corporation Tax and $535,000 of the Saskatchewan Resource Surcharge. As a result of continued strong heavy oil prices the Company may be cash taxable (incomes taxes) in 2002, depending on our capital expenditure program in the fourth quarter. However, due to the significant capital expenditures to be incurred in developing our Seal project and other properties, any taxes that may be payable in 2002 are potentially recoverable in future years.

The continued strong heavy oil prices combined with increased production levels resulted in a 64% increase in cash flow from operations for the third quarter to $4.1 million. For the first nine months of 2002, cash flow from operations increased 81% to $9.5 million ($0.15 per share) compared to $5.2 million or $0.10 per share last year. Net earnings increased 148% in the quarter to $1.6 million, or $0.02 per share compared to $0.7 million, or $0.01 per share for the third quarter in 2001.

The higher heavy oil prices experienced in the third quarter also impacted our Hilda Lake SAGD pilot project. During the third quarter of 2002, the project sold an average of 498 barrels of oil per day, generating net operating revenues of $0.8 million (2001 - $0.5 million). During the third quarter, wellhead prices at Hilda Lake averaged $24.93 per barrel, compared to $19.60 per barrel for the same period in 2001. The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage.

Liquidity and Capital Resources

Capital expenditures were $7.7 million in the first nine months of 2002, the same as 2001. Fifteen wells (10.5 net) were drilled in the first three quarters of the year, five wells in the Seal area, in northern Alberta and 10 wells at Lloydminster, Saskatchewan. The capital program was financed from cash flow and working capital. During the third quarter, the Company also sold one of its small producing fields (40 bopd) in the Lloydminster area for $0.5 million.

The Company completed two equity financings in the first nine months of 2002. In March, BlackRock issued 12 million common shares at $1.50 per share for total gross proceeds of $18 million. In September, BlackRock issued an additional 5 million common shares at $2.60 per share, raising gross proceeds of $13 million. The proceeds of these offerings will be used to fund our exploration and development activities at Seal and elsewhere. During 2002, the Company also issued 956,334 common shares as a result of the exercise of stock options, generating proceeds of $0.7 million.

As at September 30, 2002, BlackRock had working capital of $33 million and no long term debt.

Outlook

Seal is a high impact area for BlackRock. Our activities over the next few months, in fact over the next few years, will be focused in the Seal area. Our intent during the next two quarters is to balance the development activities on the existing discoveries while determining the potential from the other blocks of acreage we hold in the area. The two successful financings completed this year have provided us with the capital resources to pursue the development as well as the exploration potential at Seal.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		September 30, 2002		December 31, 2001
Assets				
Current assets				
Cash and term deposits	$	34,419	$	1,693
Accounts receivable		3,225		1,132
Prepaid expenses		48		118
		37,692		2,943
Oil and gas properties (note 3)		47,336		43,823
Other assets		59		70
	$	85,087	$	46,836
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	4,567	$	1,781
Provision for site restoration		923		618
Future income taxes		6,506		5,188
		11,996		7,587
Shareholders' equity				
Common shares (note 4)		80,553		49,946
Deficit		(7,462)		(10,697)
		73,091		39,249
	$	85,087	$	46,836

BLACKROCK VENTURES INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
(Cdn $ in thousands, except per share amounts)	2002	2001	2002	2001
Revenues				
Oil and gas	$ 7,870	$ 5,062	$ 19,076	$ 12,027
Royalties	(1,265)	(798)	(3,183)	(1,491)
	6,605	4,264	15,893	10,536
Operating Expenses				
Production	2,035	1,297	4,985	3,978
General and administrative	315	306	1,045	1,019
Depletion and depreciation	1,405	1,247	4,050	3,598
	3,755	2,850	10,080	8,595
Income before undernoted	2,850	1,414	5,813	1,941
Other income				
Interest income	142	49	278	177
Earnings before taxes	2,992	1,463	6,091	2,118
Provision for income taxes				
Current taxes	272	197	619	467
Future income taxes	1,081	605	2,237	805
	1,353	802	2,856	1,272
Net earnings for the period	$ 1,639	$ 661	$ 3,235	$ 846
Earnings per share (note 5)				
Basic	$ 0.02	$ 0.01	$ 0.05	$ 0.02
Diluted	$ 0.02	$ 0.01	$ 0.05	$ 0.02

BLACKROCK VENTURES INC.
STATEMENTS OF CASH FLOWS
(unaudited)

(Cdn $ in thousands, except per share amounts)	Three months ended September 30, 2002	2001	Nine months ended September 30, 2002	2001
Cash provided by (used in):				
Operating Activities				
Net earnings for the period	$ 1,639	$ 661	$ 3,235	$ 846
Non-cash charges to earnings				
Depletion and depreciation	1,405	1,247	4,050	3,598
Future income taxes	1,081	605	2,237	805
Cash flow from operations	4,125	2,513	9,522	5,249
Net change in non-cash working capital	711	654	(1,142)	(58)
	4,836	3,167	8,380	5,191
Investment Activities				
Additions to oil and gas properties	(2,052)	(3,907)	(7,746)	(7,718)
Sale of oil and gas properties	505	-	505	1,341
Other assets	(2)	-	(6)	(11)
Net change in non-cash working capital	(156)	773	1,905	(5,764)
	(1,705)	(3,134)	(5,342)	(12,152)
Financing Activities				
Net proceeds on issue of common shares	12,196	-	29,688	96
Increase (decrease) in cash	15,327	33	32,726	(6,865)
Cash and short-term deposits, beginning of period	19,092	3,836	1,693	10,734
Cash and short-term deposits, end of period	$ 34,419	$ 3,869	$ 34,419	$ 3,869
Cash flow from operations per share				
Basic	$ 0.06	$ 0.05	$ 0.15	$ 0.10
Diluted	$ 0.06	$ 0.05	$ 0.14	$ 0.10
Supplemental disclosure:				
Cash interest received	$ 150	$ 49	$ 271	$ 177
Cash taxes paid (capital tax and large corporation tax)	$ 173	$ 146	$ 475	$ 416

BLACKROCK VENTURES INC.
STATEMENTS OF DEFICIT
(unaudited)

(Cdn $ in thousands)	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Deficit, beginning of period	$ (9,101)	$ (11,069)	$ (10,697)	$ (11,254)
Net earnings for the period	1,639	661	3,235	846
Deficit, end of period	$ (7,462)	$(10,408)	$ (7,462)	$ (10,408)

BLACKROCK VENTURES INC.

Notes to Financial Statements
Nine months ended September 30, 2002
(unaudited)

1. Basis of presentation

The accompanying financial statements have been prepared without audit. All material adjustments, consisting only of items of a normal or recurring nature, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods have been made. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2001. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2001 annual report.

2. Nature of operations

The Company's principal business is the acquisition, exploration, development and production from heavy oil properties in Canada. These activities include the construction and operation of a pilot plant on its Hilda Lake Alberta property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production.

The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest. All revenue and expenses from the Hilda Lake project are being capitalized until the project reaches the commercial production stage.

3. Oil and Gas Properties

(Cdn $ in thousands)		September 30, 2002		December 31, 2001
Petroleum and natural gas interests	$	42,850	$	34,971
Accumulated depletion and depreciation		(10,324)		(6,595)
		32,526		28,376
Hilda Lake SAGD project		14,810		15,447
	$	47,336	$	43,823

During the nine months ended September 30, 2002, the Company capitalized $492,000 (2001 – $434,000) of general and administrative costs related to exploration and development activity.

At September 30, 2002, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $21,284,000 (2001 - $21,262,000).

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance December 31, 2001	54,201,304	$	49,946
Issued for cash	17,000,000		31,000
Issue costs, net of tax benefits	-		(1,163)
Stock options exercised	956,334		770
Balance September 30, 2002	72,157,638	$	80,553

(c) Stock Based Compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. Effective January 1, 2002, companies electing not to recognize the fair value of stock options granted to employees and directors are required to make pro forma disclosures of net income and earnings per share as if the fair value method had been applied. During the nine months ended September 30, 2002, the Company issued 2,415,000 stock options to employees. If the Company had applied the fair value method to all stock options granted in 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

(Cdn $ in thousands, except per share amounts)		Amount
Net earnings for the period, as reported	$	3,235
Net earnings for the period, proforma		2,982
Earnings per share, as reported		0.05
Earnings per share, proforma	$	0.05

The following table sets out the assumptions used in applying the Black-Scholes model:

Fair value of options granted	$3,005,000
Risk-fee interest rate	4.59%
Expected life (in years)	5
Expected volatility	0.61
Dividends per share	-

On July 15, 2002, the Company issued two million stock options to the officers of the Company. The Company presently does not have a sufficient number of Common Shares available and reserved for issuance pursuant to the exercise of options under the Corporation's Stock Option Plan, and the granting of such options will be conditional on the Corporation obtaining the approval of shareholders of the Corporation at the next annual meeting of shareholders to increase the maximum number of Common Shares issuable under the Stock Option Plan.

5. Earnings Per Share

(Cdn $ in thousands)		2002		2001
Net earnings	$	3,235	$	846
Weighted average number of shares outstanding		64,773,608		54,027,082
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,211,782		1,397,231
Basic earnings per share	$	0.05	$	0.02
Diluted earnings per share	$	0.05	$	0.02

6. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of September 30, 2002, none of the Company's future production was hedged.